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                                           Filed by Motor Cargo Industries, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: Motor Cargo Industries, Inc.
                                                   Commission File No. 000-23341


CONTACTS: INVESTOR RELATIONS: BETH WHITED 402-271-4227
          MEDIA: IRA ROSENFELD 804-291-5362
          MOTOR CARGO: LYNN WHEELER 801-299-5294

UNION PACIFIC COMMENCES EXCHANGE OFFER FOR SHARES OF MOTOR CARGO INDUSTRIES COMMON STOCK

OMAHA--October 31, 2001--Union Pacific Corporation (NYSE: UNP) and Motor Cargo Industries, Inc. (NASDAQ: CRGO) today announced that Union Pacific has commenced an offer to exchange each outstanding share of common stock of Motor Cargo for either 0.26 of a share of Union Pacific stock, $12.10 in cash or a combination of both. The offer is being made pursuant to a previously announced Agreement and Plan of Merger, dated as of October 15, 2001, and a tender offer statement, dated October 31, 2001. The offer is scheduled to expire at 12:00 midnight, New York City time, on November 29, 2001, unless extended.

Following completion of the offer and receipt of shareholder approval, if required, Union Pacific intends to merge Motor Cargo with a wholly-owned subsidiary of Union Pacific which will own the operations of Motor Cargo.

In the merger, the remaining Motor Cargo shareholders will receive $12.10 in cash, per Motor Cargo share. Because only cash will be paid in the merger, Motor Cargo shareholders who wish to receive Union Pacific stock must tender their shares in the offer.

The Board of Directors of Motor Cargo unanimously (i) determined that the terms of the offer and the merger are fair to and advisable and in the best interests of Motor Cargo and its shareholders, (ii) approved and adopted the Agreement and Plan of Merger and the transactions contemplated thereby, including the offer and the merger, and (iii) recommends that Motor Cargo shareholders accept the offer and tender their shares pursuant to the offer.

The offer is subject to certain conditions, including tender of shares of Motor Cargo common stock representing more than two-thirds of the outstanding common stock of Motor Cargo on a fully diluted basis, expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the effectiveness of the registration statement relating to the exchange offer and other conditions specified in the offer documents. Two significant shareholders of Motor Cargo who collectively own approximately 62.5% of Motor Cargo's outstanding shares have agreed to tender their shares in the offer and to elect to receive Union Pacific stock in exchange for their Motor Cargo shares.

Morgan Stanley & Co. Incorporated acted as a financial advisor to Union Pacific and Morgan Keegan & Company, Inc. acted as a financial advisor to Motor Cargo.

The Exchange Agent for the offer is Wells Fargo Bank Minnesota, N.A., 161 North Concord Exchange, South St. Paul, MN.

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The Information Agent for the offer is Morrow & Co., Inc., 445 Park Avenue,
5th Floor, New York, New York 10022. Call collect (212) 754-8000, banks and brokerage firms call (800) 654-2468 or shareholders call (800) 607-0088.

                                      * * *

                  ADDITIONAL INFORMATION AND WHERE TO FIND IT

This news release is being filed pursuant to Rule 425 under the Securities Act of 1933. This document does not constitute an offer of sale of securities. Shareholders of Motor Cargo and other investors are urged to read the following documents in connection with the transaction described above: the prospectus, exchange offer materials, registration statement on Form S-4 and Schedule TO, containing or incorporating by reference such documents and other information, filed by Union Pacific and the solicitation/recommendation statement on Schedule 14D-9, filed by Motor Cargo. Such documents contain important information about Motor Cargo, Union Pacific, the transaction, and significant shareholders and their interests in the transaction, and related matters.

In addition to the prospectus, exchange offer materials, registration statement, Schedule TO, and Schedule 14D-9, Union Pacific and Motor Cargo file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Motor Cargo or Union Pacific at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's public reference room in Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Union Pacific's and Motor Cargo's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Free copies of the exchange offer materials and these other documents may also be obtained from Union Pacific by directing a request by mail to Union Pacific Corporation, 1416 Dodge Street, Omaha, Nebraska 68179, Attention: Investor Relations, Telephone: 1-877-547-7261. Free copies of the Schedule 14D-9 may also be obtained from Motor Cargo by directing a request by mail to Motor Cargo Industries, Inc., 845 West Center Street, North Salt Lake City, Utah 84054, Attention: Investor Relations,
Telephone: (801) 299-5294.